SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2005

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV
CNPJ/MF No. 02.808.708/0001 -07
NIRE 35.300.157.770

Publicly-held company

NOTICE TO SHAREHOLDERS

Pursuant to the Brazilian Securities and Exchange Commission’s Deliberations Nos. 358/2002 and 319/1999, Companhia de Bebidas das Américas – AMBEV (“AmBev”) communicates the following:

A. Share Dividend

AmBev’s Board of Directors will meet on May 31, 2005, at 2:00 p.m. in order to deliberate, pursuant to Article 10 of AmBev’s Bylaws, on the allocation to AmBev’s shareholders of a share dividend at the rate of one (1) common share for every five (5) common shares or preferred shares held by the shareholders. The share dividend will be issued within the limit of AmBev’s authorized capital, as previously announced to the market, as provided for by AmBev’s Bylaws, and will be carried out by means of the capitalization of a portion of existing capital reserves in AmBev’s balance sheet as of December 31, 2004. Any fractional shares resulting from the share dividend will be treated as provided for in Article 169 of Law 6,404/76 (“LSA”). The record date for the shareholders at the São Paulo Stock Exchange and for the shareholders at the New York Stock Exchange will be May 31, 2005.

B. Merger of Subsidiary - CBB

In addition, AmBev’s Board of Directors have decided to propose to AmBev’s shareholders, in an Extraordinary General Meeting to be held on May 31, 2005, the merger into AmBev of its subsidiary, Companhia Brasileira de Bebidas, a closely-held company with headquarters at the City of Jaguariúna, State of São Paulo, located at Av. Antártica, 1.891 (parte), with the corporate taxpayer’s ID (CNPJ/MF) No. 60.522.000/0001 -83 (“CBB”, and, jointly with AmBev, the “Companies”). The merger will be conducted by means of the transfer of CBB’s shareholders’ equity to AmBev (the “Merger”), in accordance with the terms described below.

The legal terms and conditions of the Merger are hereby communicated to our shareholders and to the general market and will be submitted to both AmBev’s shareholders and CBB’s shareholders for approval.

1. Objectives of the Merger.

1.1. The Merger is another step in the ongoing process of simplification of AmBev’s corporate structure, which has already resulted in the mergers of other companies within the group by AmBev.

1.2. The Merger will be carried out in a way that enables AmBev to receive the assets, rights and liabilities of CBB at their respective book values. In connection with the Merger, AmBev will increase its shareholders’ equity by an amount equivalent to the percentage of CBB’s shareholders’ equity corresponding to the investment of CBB’s minority shareholders.

1.3. The Merger will result in the operational simplification and the reduction of costs incurred on operations among the involved companies, among other advantages, which will consequently result in benefits to AmBev and CBB’s shareholders. One result of the Merger is that R$ 702,700,000.00 of goodwill which was originally recorded by AmBev in connection with its acquisition of shares of Companhia de Bebidas Antarctica Paulista – IBBC (“IBBC”) (currently known as CBB) that was attributed to the expectation of future profitability will, after the Merger, be fiscally amortized within 10 years by AmBev, under the terms of the tax laws.

1.4. After the Merger, AmBev will continue to be involved in the production and commercialization of beer, concentrates, soft drinks and other drinks and will carry out these activities directly instead of through CBB.

2. Acts prior to the Merger.

2.1. In addition to the actions necessary to call for AmBev’s and CBB’s Extraordinary Meetings to decide upon the Merger, a Protocol and Justification of Merger was also executed.

3. Swap ratio, number and type of shares to be allocated to CBB’s shareholders and share rights

3.1. Management is proposing that 0.58741 registered common shares of AmBev be allocated to CBB’s minority shareholders in exchange for each registered common share of CBB held by them. The CBB shares will be canceled upon completion of the Merger. The AmBev shares received by CBB’s minority shareholders will (i) be entitled to the same rights and advantages attributed to AmBev’s registered common shares now outstanding and (ii) fully participate in the current fiscal year’s results. This swap ratio was calculated, in an equitable manner, based on the equity and market value of AmBev and the equity value of CBB.

3.2. As provided for in the final section of Article 264 of LSA, AmBev requested and obtained, on May 3, 2005, authorization from the Brazilian Securities and Exchange Commission to value the merging company and mergee company, based on the book value of shareholders’ equity of both companies by the same criteria and on same date, under the terms of the final section of caput of the referred Article, in view of the peculiarities of the operation and with a view to reducing costs. APSIS Consultoria Empresarial S/C Ltda. (“APSIS”) performed this valuation and confirmed, observing the criteria mentioned above, that the shareholders’ equity (book value) of AmBev and CBB on December 31, 2004 (the “Reference Date”) was R$17,100,969,431.49 and R$5,064,967,756.81, respectively, or R$0,313047431 and R$0,091943737 per share. These amounts, if directly applied, would result in a less favorable swap ratio to CBB’s shareholders as compared to the swap ratio which will be used in connection with the Merger, as provided for in item 3.1 above.

3.3. As the Merger involves a parent company and a subsidiary, the provisions in paragraph 1 of Article 226 of LSA are applicable herein, which will result in the cancelation of 19,881,631,705 common shares and 35,206,009,496 preferred shares of CBB held by AmBev and 26,958,767 preferred shares of CBB held in its treasury.

4. Criteria to valuate CBB’s equity and treatment of equity variations.

4.1. CBB’s Shareholders’ equity will be incorporated at book value, based on the elements included in the audited balance sheet as of the Reference Date. The Merger will take effect based on the value of CBB’s shareholders’ equity as supported by the valuation report prepared by APSIS. AmBev has been informed there is no conflict or pooling of interests, current or potential, with the parent company of AmBev and CBB, or in view of their respective minority shareholders, or regarding the Merger itself in connection with the valuation. Equity variations which are verified from the Reference Date and until the completion of the Merger will be allocated by AmBev.

5. AmBev’s capital stock increase and composition of capital stock after the Merger.

5.1. The book value of the amount of CBB’s shareholders’ equity corresponding to the investment of CBB’s minority shareholders is R$ 4,161.28. Therefore, the merger of CBB’s shareholders’ equity will result in an increase in AmBev’s shareholders’ equity by R$ 4,161.28 and a corresponding increase in its capital stock by the same amount.

5.2. AmBev’s capital stock will then be divided into 54,934,922,712 nonpar registered shares, of which 23,558,271,860 will be common shares and 31,376,650,852 will be preferred shares.

6. Reimbursement to dissenting CBB Shareholders.

6.1. As per item 3.2 above, the amount of any reimbursement to be paid to CBB’s shareholders who do not approve the Merger will be calculated based on the shareholders’ equity stated in the balance sheet as of the Reference Date, which was approved at CBB’s Annual Shareholders’ Meeting held on April 29, 2005, except in the event that permission to draw up a special balance sheet is granted and without prejudice to the provisions of paragraph 3 of Article 137 of the Law 6,404/76. The book value of CBB’s shareholders’ equity as of the Reference Date is equal to R$0,091943737 per share.

7. Costs.

7.1. We estimate that the costs to be incurred by AmBev in connection with the Merger will be approximately R$4 million, including expenses relating to publications, auditors, valuation, lawyers and other technical professionals hired for the transaction.

8. Additional information about the Merger.

8.1. Upon completion of the Merger, CBB will be extinguished and succeeded by AmBev in all its assets, rights and liabilities. AmBev will open branches on the same location where the headquarters of CBB and its branches are currently located.

8.2. AmBev’s registry as a publicly-held company at the Brazilian Securities and Exchange Commission will be maintained.

9. Where you can find the documents.

9.1. Please note that the (i) Protocol and Justification; and (ii) financial statements which were the basis for the calculation of the shareholders’ equity of CBB and AmBev on the Reference Date (audited as provided for by Article 12 of the CVM Instruction No. 319), as well as the other documents referred to in Article 3 of the same rule, will be available, as from May 10, 2005, on the Internet – www.ambev-ir.com, investors item, news section – or at the headquarters of AmBev and CBB, on business days, from 9:00 a.m. to 6:00 p.m., at the following addresses: Rua Dr. Renato Paes de Barros, 1.017, 4th floor (part), suites 41 and 42, Itaim Bibi, in the city and State of São Paulo or at Av. Antártica, 1.891 (parte), in the City of Jaguariúna, State of São Paulo. Shareholders must be at the specified address personally and must bring proof of their condition as a shareholder or must be represented by his/her legal representative.

São Paulo, May 10, 2005

Companhia de Bebidas das Américas – AMBEV
João Mauricio Giffoni de Castro Neves
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 11, 2005

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/S/ João Mauricio Giffoni de Castro Neves
João Mauricio Giffoni de Castro Neves Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.